SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                 SCHEDULE 14D-9

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          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          Aspen Exploration Corporation
                            (Name of Subject Company)

                          Aspen Exploration Corporation
                        (Name of Person Filing Statement)

                    Common Stock, par value $0.005 per share
                         (Title of Class of Securities)

                                    045295300
                      (CUSIP Number of Class of Securities)

                      R.V. Bailey, Chief Executive Officer
                        2050 S. Oneida Street, Suite 208
                                Denver, CO 80224
                                 (303) 639-9860

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

                                  With Copy To:

                            Herrick K. Lidstone, Jr.
                            Burns, Figa & Will, P.C.
                        6400 South Fiddlers Green Circle
                                   Suite 1000
                           Greenwood Village, CO 80111
                                 (303) 796-2626


|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     On December 10, 2008 Aspen Exploration Corporation submitted correspondence to the Securities and Exchange Commission regarding the registration statement on Form S-4 filed by Royale Energy Inc. which pertains to Royale's proposed exchange offer. A copy of that correspondence is set forth below in its entirety.


                          Aspen Exploration Corporation
                        2050 S. Oneida Street, Suite 208
                                Denver, CO 80224

Via EDGAR

December 10, 2008

Norman Gholson, Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     RE:  Royale Energy, Inc.
          Form S-4; Filed November 25, 2008, File No.

Dear Mr. Gholson:

     Royale Energy, Inc. ("Royale") has publicly announced that it intends to commence an exchange offer for a minimum of 48% and a maximum of 55% of the outstanding shares of common stock of Aspen Exploration Corporation ("Aspen"). On November 25, 2008 Royale filed a registration statement on Form S-4 (the "S-4") with the Securities and Exchange Commission ("SEC") to register 1,451,925 shares of Royale common stock to be issued in exchange for up to 3,992,792 shares of Aspen common stock. Also on November 25, 2008 Royale filed a Form TO with the SEC.

     Aspen has reviewed the S-4 and believes that the disclosure in the S-4 contains material misstatements and omissions regarding Aspen, Aspen's relationship with Royale, the nature and likely effects of Royale's proposed exchange offer, and the process by which Aspen is exploring its strategic alternatives in addition to a number of less substantive errors and omissions. Aspen believes that if Royale commences an exchange offer and distributes either a preliminary prospectus or prospectus containing substantially the same disclosure included in the S-4, Aspen's shareholders will not have complete and accurate information by which to make an investment decision. Aspen believes the misstatements and omissions should be further explained, deleted in their entirety and/or corrected in Royale's S-4 and any other written materials regarding Royale's proposed exchange offer.

     For your context in reviewing the issues raised by Aspen in this letter, and the S-4 itself, it is important to note that on September 4, 2008 Aspen announced that its board of directors had decided to investigate strategic alternatives for Aspen, including the possibility of selling Aspen's assets or considering another appropriate merger or acquisition transaction. That news release stated that Aspen planned to open a data room where interested parties could review certain information regarding Aspen so long as the interested party: 1) demonstrated that it had a bona fide interest in exploring an asset acquisition or other business combination with Aspen; 2) demonstrated adequate financial capability to do so; and 3) entered into a mutual non-disclosure agreement. Royale did not visit the data room and did not have any substantive conversations with Aspen or its representatives regarding the acquisition of Aspen assets, a potential business combination between the two companies, or regarding its proposed exchange offer before it filed the S-4 and Schedule TO. The statements that Royale makes regarding contacts with Aspen and its agents are misleading and inaccurate as will be set forth in more detail when Aspen files its Schedule 14D-9 response following the commencement of Royale's tender offer.

     Outlined below are certain specific issues Aspen wanted to bring to your attention. Although Aspen identified issues elsewhere in the S-4, the issues cited in this letter are contained in the front portions of the prospectus such as the Questions and Answers, Summary, and Background and Reasons for the Offer sections. Aspen believes the misstatements and omissions in these sections are particularly important to address because, given the format and length of form S-4, they are especially likely to be reviewed and considered by Aspen's shareholders. All references to page numbers in this letter refer to those listed within the S-4.

I.   Questions and Answers About the Exchange Offer, pages 1-3
     ---------------------------------------------------------

     Several of the questions and answers set forth in the S-4 contain information that is contradictory, incomplete and inaccurate and likely would be material to an Aspen shareholder when making a decision of whether or not to tender their shares.

o On page 1 under the heading "What is the per share value of the offer?" Royale admits that its per share exchange offer represented an 8.7% discount to market based on November 20, 2008, the most recent trading day before Royale announced its intention to commence the exchange offer. However, Royale then states on page 2 under the heading "Why is Royale offering to exchange shares for Aspen?" that Royale believes there is inherent unrealized value in Aspen's properties and assets. A similar statement is made in the final paragraph of page 14 where Royale states, "Royale will commit its resources to the level of development activity necessary to realize the value that has been locked away in the oil and gas properties owned by Aspen" (emphasis added). Logically this statement implies that the value of Aspen's properties that is "locked away" is not currently reflected in the market price of Aspen common stock. Importantly, nowhere in the S-4 does Royale explain how or why it arrived at its proposed exchange ratio or why it decided to initiate an exchange offer that represented a discount to market. Including statements in the S-4 that indicate that Royale believes there is untapped value in Aspen's oil and gas properties contradicts why Royale would elect to offer Aspen shareholders less than the current market value for their shares of common stock. Aspen believes that without further information these statements cited within the S-4 are contradictory and incomplete.

o Under the heading "What if another company offers to purchase the assets of Aspen?" on page 2 Royale makes a false statement that could effect a shareholder's investment decision. Here, when explaining what could happen if another company makes an offer to purchase Aspen assets after Royale has completed the exchange offer, the S-4 includes the statement that, "Royale will evaluate the offers received by Aspen pursuant to their liquidation process, and if warranted, proceed with the sale, with one key advantage; Royale will provide a significant level of oversight, ensuring that the full value of any sale will be passed along to the Aspen shareholders without losing value to golden parachutes or other inappropriate actions." (emphasis added). This statement contains a materially false statement in that none of Aspen's executives or employees have golden parachutes. In fact, after December 31, 2008 only one of Aspen's executives will have an employment agreement with the Company and that agreement does not provide for any significant payment upon termination of the agreement or employment. Especially in light of the recent negative public attention given to executive compensation, Aspen believes the use of the phrase "golden parachute" may lead Aspen's shareholders to draw negative inferences about Aspen from the S-4 that are not based on facts. As such, this phrase should be either further explained in the S-4 or deleted in its entirety.

     Aspen also notes that the final question and answer regarding the exchange offer on page 3 contains a legally incorrect statement. Here, Royale states that the tender offer has commenced, and that the filing of the S-4 commenced the tender offer. However, Rule 14d-2(a) promulgated under the Securities Exchange Act of 1934 provides that a tender offer commences the date the bidder first publishes, sends or gives the means to tender to security holders. Further, Rule 14d-4(b) provides that, with respect to an exchange offer, as soon as practical after the commencement of a tender offer the bidder must publish, send or give shareholders certain disclosure regarding a proposed tender offer by filing a registration statement with the SEC and then delivering to shareholders either a preliminary prospectus or a prospectus including a letter of transmittal. The S-4 filed by Royale does not include a letter of transmittal, and to Aspen's knowledge, Royale has not published, sent or given Aspen's shareholders a preliminary prospectus, a prospectus, or a means to tender their shares. Accordingly and contrary to Royale's statements, Royale's tender has not commenced.

II.  Summary, pages 4-6
     ------------------

     The Summary section of the S-4 also contains misstatements of fact, including:

o Under the heading "Risk Factors" on page 6 Royale states that Aspen shareholders should review and consider the information in the risk factor section of the prospectus when deciding whether to vote for the "merger agreement." The transaction proposed by Royale is not a merger between Royale and Aspen and therefore there is not a merger agreement to be considered and approved by the Aspen shareholders. Instead, through the exchange offer Royale is seeking to become a 50% or greater shareholder of Aspen, and if it obtains majority control will likely eventually seek to gain ownership of the remaining shares of Aspen. Assuming this is ultimately the purpose of Royale's proposed exchange offer Aspen believes that this purpose should be disclosed and the brief summary in the S-4 under the heading "Reasons for the Offer" on page 13 is inadequate and incomplete.

III. Risk Factors, pages 9-11
     ------------------------

     Aspen believes that the risk factors set forth in the S-4 contain materially misstatements and omissions including:

o The last two risk factors on page 9 state that Royale was not permitted to conduct a complete due diligence review of Aspen, and that Aspen refused to provide Royale with accounting information and other records necessary for Royale to fully access the financial and operating condition of Aspen. These risk factors materially misstate the reasons why Royale did not have access to the information cited - that Royale refused to qualify to enter the data room, and despite taking steps to visit the data room (such as requesting a confidentiality agreement and inquiring about available dates to visit the data room) never qualified to enter the data room and never visited the data room.

o The risk factors do not describe any risks regarding the financial condition of Royale nor set forth any related risks that Aspen shareholders would assume if they tendered their shares and became Royale shareholders. The following three charts set forth material information about Royale, derived from Royale's reported financial statements, which are not adequately described in the S-4 and are not discussed in Royale's management's discussion and analysis.

     The following table shows that Royale's working capital has deteriorated over the past three years, and only improved during the nine months ended September 30, 2008, because Royale liquidated certain of its oil and gas assets in Kern County, California for $4,750,000 (a net gain to Royale of $2,637,203). Without this sale and the proceeds from a $3.830 million private placement completed by Royale earlier in 2008, Royale's working capital position would have been significantly less:

                                      Fiscal year end
                    9/30/08       12/31/07      12/31/06      12/31/05
       Royale*     ($138,548)   ($4,852,444)    $772,379    ($2,141,034)

       * The information for Royale is derived from Royale's published financial statements.

     As set forth in the following table, Royale's operating income has deteriorated over more than the past several years, and only improved during the nine months ended September 30, 2008, because of its liquidation of certain assets that Royale sold in September 2008 to provide needed (to Royale) working capital and a significant one-time gain that positively affected net income.

                                          Fiscal year end
                       Nine months
       Royale*           9/30/08       12/31/07       12/31/06      12/31/05
       Operating
       income (loss)   ($576,762)    ($3,885,144)   ($3,188,616)   $2,257,444
       Net income      $1,206,261    ($2,779,207)   ($2,649,701)   $1,185,903

       * The information for Royale is derived from Royale's published financial statements.


o In a risk factor on page 10 the S-4 states that its common stock could be delisted from the NASDAQ Global Market. However, the S-4 does not state why this could occur or describe the risks or effects a delisting could have on Aspen's shareholders who would acquire Royal common shares if they tender their shares.

o Furthermore, during the fiscal years ended December 31, 2005 through December 31, 2007, Royale's reserves valued at a 10% discount to net present value declined from $34,803,441 (December 31, 2005) to $10,644,882 (December 31, 2007). During the comparable fiscal years ended June 30, 2006 through June 30, 2008 (and contrary to the implications contained in Royale's S-4), Aspen's reserves increased from $5,725,000 (June 30, 2006) to $8,034,000 (June 30, 2008).

IV.  Background and Reasons for the Offer, pages 12-14
     -------------------------------------------------

     As drafted this section of the S-4 contains numerous material misstatements and omissions as outlined below. Aspen believes these are particularly important in that, as drafted, the S-4 inaccurately states, and directly implies, that Aspen's current management may have had improper motives with respect to Aspen's decision to explore its strategic alternatives, and that Aspen had prejudgments against Royale, and was not fair with respect to Royale and the entire data room process.

o The discussion included in the S-4 directly and indirectly states that Aspen and Royale have had an on-going working relationship. For example, the first paragraph states that "...in some instances [Royale and Aspen] have joined together in pipeline agreements to jointly transport gas." Similarly, in the second paragraph on page 14 the S-4 states that, "Aspen's CEO, Bob Cohan, and Royale's Stephen Hosmer have worked cooperatively..." However, the extent of relationship between Aspen's and Royale's business relationship has been entering into a single, routine Pipeline Use Agreement that became effective August 1, 2003. It is not clear why Royale has represented and implied throughout the S-4 that the two companies, and certain of Aspen's and Royale's officers, have had an on-going working relationship on any issues beyond the pipeline use agreement when no such relationship has existed.

o On page 14 the S-4 states that, "The management of Aspen believes the interim management at Aspen has silenced the voice of an important executive and director of the company, [Mr. Robert Cohan.]" Aspen believes this statement is inaccurate, materially misleading, and reasonably could be construed by a reader to imply that Aspen's management had an improper motive when it decided that Aspen should explore strategic alternatives. It is important to note that although as a result of health issues Mr. Cohan is no longer serving as the Company's chief executive officers he has remained involved in the Company as its president and as a member of the board of directors. In fact, he was a part of the decision making process, and voted in favor of the Company's decision, to explore its strategic alternatives. All of this information is known to (although misstated by) Royale's management and board inasmuch as they have reviewed Aspen's published information and in fact have spoken with both Mr. Cohan and Mr. Bailey. Additionally, Aspen believes it is misleading and inappropriate to imply that Mr. Bailey, who assumed the position of chief executive officer and has served as a director and officer of the Company since its inception, is truly "interim" management and would seek to "silence the voice" of Mr. Cohan.

o As previously noted on September 4, 2008 Aspen issued a news release stating that it had decided to explore its strategic alternatives including the possibility of selling Aspen's assets or considering another appropriate merger or acquisition transaction. The S-4 inaccurately misrepresents that Aspen has determined to liquidate its assets. For example, on page 14, the S-4 inaccurately expressly states that Aspen's stated intention was to liquidate its assets. Similarly, on page 12 the S-4 quotes Mr. Bailey as saying that he had a desire to cash out Aspen's assets in liquidation. As described in its September 4, 2008 press release, and described in Aspen's quarterly report on Form 10-Q for the quarter ended September 30, 2008, Aspen's board of directors decided to explore Aspen's strategic alternatives including the sale of assets. Aspen has not, and is not, limiting its options to liquidating its assets as stated in the S-4. Aspen believes that the S-4 inaccurately attempts to imply that Aspen has reached a predetermined decision to liquidate its assets, and neglects to mention that Aspen has publicly stated that it may explore other business alternatives and may elect to continue its business operations.

o In a misleading manner, on page 14 the S-4 describes the decrease in the share price of Aspen's common stock during 2008. The S-4 states that "Aspen's declining reserves and lower levels of activity have resulted in a precipitous drop in stock price, from $3.05 per share in January to a price of 52 cents on October 10, 2008." The disclosure then goes on to state that Royale's stock price reached a high of $14.70 per share in June 2008, "...indicating that the potential for stock price growth of Aspen assets under Royale's management affords a significantly higher value." This statement is factually inaccurate and misleading in several respects. First, the highest closing price of Aspen's common stock in January 2008 was $2.40 per share. Aspen assumes the S-4 intended to refer to June 2008 when the intraday high for Aspen's common stock on June 24, 2008 reached $3.05 per share (although the closing price was $3.00 per share). Additionally, although the intraday price of Aspen's common stock on October 10, 2008 reached $0.52 per share the S-4 fails to state that the closing price of Aspen common stock on that date was $1.01.

          Additionally, Aspen believes the comparison the S-4 purportedly makes is misleading, incomplete and does not logically lead to a conclusion that "the potential for stock price growth of Aspen assets under Royale's management affords a significantly higher value." Here, it is important to note that when comparing the performance of Aspen's common stock to that of Royale's, the S-4 cites the intraday high of $14.70 per share price for Royale common stock on June 24, 2008 (whereas the closing price was $13.15). Moreover, it neglects to disclose that Royale's common stock fell to $2.75 on October 10, 2008, being the measurement date cited for Aspen's common stock. As noted below, this represents a larger percentage decline than that experienced by Aspen's common stock for the comparable period, and the disclosure in the S-4 is at best misleading and inaccurate.

                                                     Aspen       Royale
                                                     -----       ------

          June 24, 2008 - Closing Sale Price         $3.00       $13.15

          Oct. 10, 2008 - Closing Sale Price         $1.01        $2.75

          $ Decrease per share                       $1.99       $10.40

          % Decrease per share                        66%          79%


o The disclosure inaccurately states that Aspen and its representatives sought to exclude Royale from being included in the process by which interested parties could review information regarding Aspen and explore business transactions with Aspen. For example, in the second paragraph on page 13 the S-4 provides that Royale learned from a third party that Aspen had a desire to exclude Royale from any review of Aspen's data and any offer from Royale should be excluded from the "liquidation." However, the S-4 neglects to disclose that when Royale specifically raised this issue with a representative of Aspen that Royale was specifically reassured that it was welcome to visit the data room so long as it went through the qualification process.

          The S-4 does not disclose that Royale never agreed to complete the same qualification process that all interested parties were required to complete prior to visiting the data room. Instead, in the first paragraph on page 13 the S-4 inaccurately states that Mr. Wolf represented to Royale that, because Royale is a public company it would not be required to demonstrate its financial capability to effect a transaction with Aspen in order to visit the data room. Similarly, in two places on page 14 the S-4 states that Royale was requested to post a letter of credit to demonstrate its financial capability, when in fact Aspen never required any particular manner in which Royale (or other interested parties) could demonstrate its financial capability but instead offered examples of what other interested parties had done.

o In the first paragraph on page 13 the S-4 states that Royale declined to participate in review of Aspen's data in the data room because Royale was making on-going open market purchases of Aspen stock. However, on that same page Royale contradicts this statement by describing the confidentiality agreement it requested so that it could visit the data room. Further, on page 13 the S-4 purports that in October 2008 Royale attempted to demonstrate, or at least inquired about how it could demonstrate its financial capability to purchase Aspen assets or pursue a business combination.


     If you have any questions or comments regarding the issues raised in this letter please contact Aspen's legal counsel, Herrick K. Lidstone, Jr., Esq. or Peter F. Waltz, Esq. of Burns, Figa & Will, P.C. at (303) 796-2626.



                                                  Very truly yours,

                                                  /s/ R.V. Bailey

                                                  R.V. Bailey
                                                  Chief Executive Officer

Important Information for Investors and Stockholders

The tender offer described herein has not commenced. This announcement and the description contained herein are provided for informational purposes only and are neither an offer to purchase nor a solicitation of an offer to sell any securities of Aspen Exploration Corporation. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase and other documents relating to the tender offer) which may be amended and filed with the U.S. Securities and Exchange Commission ("SEC") by Royale Energy Inc. In addition, Aspen Exploration Corporation will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer when and if it is commenced. Aspen's shareholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Aspen's shareholders may obtain copies of these documents (when they become available) for free at the SEC's website at www.sec.gov.